Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

News Release

West Fraser Timber Co. Ltd.

Thursday, September 2, 2021

West Fraser to Host Virtual Analyst & Investor Event on September 16

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced that it will host a virtual analyst and investor event on Thursday, September 16. The event will begin at 11:00 a.m. Pacific Time/2:00 p.m. Eastern Time and is expected to last approximately two hours.

West Fraser senior management will provide updates on strategic growth initiatives, the Norbord integration, corporate sustainability and capital allocation priorities and will include question-and-answer sessions.

To register for the live video webcast, please visit www.westfraser.com/events/analyst-investor-event or the Company website at www.westfraser.com. A replay will be available following the event.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com